

February 25, 2011

Gary R. Fairhead
President and Chief Executive Officer
SigmaTron International, Inc.
2201 Landmeier Road
Elk Grove Village, IL 60007

>   **Re: SigmaTron International, Inc.**
>   **Form 10-K for the Fiscal Year Ended April 30, 2010**
>   **Filed July 16, 2010**
>   **Form 10-Q for the Quarterly Period Ended October 31, 2010**
>   **Filed December 14, 2010**
>   **Forms 8-K Filed July 13, 2010 and December 13, 2010**
>   **File No. 000-23248**

Dear Mr. Fairhead:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2010

Item 1. Business

Backlog, page 7

1.   We note your disclosure that backlog includes forecasted orders. Please tell us how you considered Item 101(c)(1)(viii) of Regulation S-K which indicates that backlog represents firm orders.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 15

2.   Your disclosure in this section is a general discussion of supply challenges and poor worldwide economic conditions, and appears to lack a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating your financial condition and operating results. In this regard, we note that your CEO's letter to shareholders includes an enhanced discussion of recent trends and performance highlights. Specifically, the CEO notes that during fiscal 2010, the company "successfully lowered [its] cost structure, managed challenges to liquidity, initiated new programs with [its] current customers, added new customers in new end markets and entered fiscal 2011 with positive momentum," and that you transferred several significant programs from the Illinois plant to Mexico. In addition, elsewhere in your Form 10-K you discuss your recent workforce reduction and pricing pressures. Please tell us how you considered expanding your "Overview" to address, for example, economic or industry-wide factors relevant to the company, the material operational risks and challenges facing you, and how management is dealing with these issues. See Item 303(a) of Regulation S-K, and refer to the guidance provided in Section III.A of SEC Release No. 33-8350. Please note that this comment also applies to your quarterly reports on Form 10-Q.

Critical Accounting Policies, page 16

3.   Please tell us how you considered providing a critical accounting policy for income taxes. Refer to Section V of SEC Release No. 33-8350.

Liquidity and Capital Resources

Debt, page 19

4.   Please tell us what consideration you gave to including a more detailed discussion of the financial covenants in your credit facility. Also, please disclose any reasonably possible near term events that may cause you to be out of compliance with these covenants and analyze the impact, if material. Refer to Section IV.C of SEC Release No. 33-8350.

Item 9A(T). Controls and Procedures, page 21

5.   We note the statement that disclosure controls "are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with U.S. GAAP." Please note that internal controls over financial reporting, and not disclosure controls and procedures, are designed to provide reasonable assurance regarding the reliability of financial reporting

and preparation of financial statements for external purposes in accordance with U.S. GAAP. See the definitions of both terms in Exchange Act Rule 13a-15. Please revise in future filings.

Item 10. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed August 13, 2010)

Board Leadership Structure and Role in Risk Oversight, page 10

6.   We could not locate a discussion of the board's role in risk oversight as required by Item 407(h) of Regulation S-K. In particular, we would expect to see disclosure regarding the extent of the board's role in risk oversight, such as how the board administers its oversight function, and the effect that this has on the board's leadership structure. Please advise.

Summary Compensation Table, page 11

7.   We note that each of your named executive officers earned cash a bonus in fiscal 2010. Please briefly explain to us how you determined the amounts of such awards. Also, please confirm that in future filings you will include a clear, concise and understandable narrative description of the plan and non-plan compensation awarded to, earned by, or paid to the named executive officers and described in the summary compensation table. Refer to Items 402(o) and (m)(1) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed August 13, 2010)

Holdings of Stockholders, Directors and Executive Officers, page 3

8.   In future filings, please disclose the persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by legal entities, such as Royce & Associates, LLC and Fidelity Management & Research Company. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Consolidated Financial Statements

Note B – Summary of Significant Accounting Policies

Inventories, page F-9

9.   We note that you record inventory reserves for valuation, shrinkage and excess and obsolete inventory. Tell us how you considered the guidance in ASC 330-10-35-14,

which indicates that inventory write-downs establish a new cost basis and should not be presented as a reserve.

Form 10-Q for the Quarterly Period Ended October 31, 2010

Consolidated Financial Statements

Note D – Hayward, CA Operation Move, page 7

10. We note your disclosure of "net income adjusted on a pro-forma basis to exclude relocation expenses."   Please tell us how your disclosures comply with Item 10(e)(1)(i)(C) of Regulation S-K. In this regard, we note that you have not disclosed the reasons why management believes that the non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations.

11. We also note that you refer to your non-GAAP measures as "pro forma." The information you have presented should be referred to as "non-GAAP" and not "pro forma." Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation. Similar concerns apply to the disclosures in your earnings release included in your Form 8-K filed on December 13, 2010.

Forms 8-K filed July 13, 2010 and December 13, 2010

12. We note your disclosure of pre-tax income excluding the impact of an insurance settlement in your July 13, 2010 Form 8-K and "net income adjusted on a pro forma basis to exclude relocation expenses" in your December 13, 2010 Form 8-K. Please tell us how your disclosures comply with Regulation G and Item 10(e)(1)(i) of Regulation S-K. In this regard, we note that you have not provided a quantitative reconciliation of your non-GAAP measures with the most directly comparable GAAP nor have you disclosed the reasons why management believes these non-GAAP measures provide useful information to investors regarding the company's financial condition and results of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Benton, Staff Accountant, at (202) 551-3804 or Chris Davis at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Courtney Haseley, Staff Attorney, at (202) 551-3548 or Evan Jacobson, Staff Attorney, at (202) 551-3428. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief